EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(Unaudited and in thousands, except share and per share data)

	Three Months Ended March 31,
	2006	2005
Net income (loss)	$(3,101)	$5,243

Net income (loss) per share – Basic:
Weighted average common shares – Basic	25,710,713	18,313,043

Net income (loss) per share – Basic	$(0.12)	$0.29

Net income (loss) per share – Diluted:
Shares used in this computation:
Weighted average common shares – Basic	25,710,713	18,313,043
Dilutive effect of shares under employee stock plans	—	458,203
Weighted average restricted shares granted	—	—

Weighted average common shares – Diluted	25,710,713	18,771,246

Net income (loss) per share – Diluted	$(0.12)	$0.28